# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GalaxyEdge Acquisition Corp, CIK 0002091484
CUSIP: G3710B129
Title of class of securities: Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1185 AVENUE OF THE AMERICAS, SUITE 353, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001950677

## Reporting persons
- Decagon Asset Management LLP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 990,000; sole dispositive power 0; shared dispositive power 990,000; aggregate amount beneficially owned 990,000 (8.44% of the class)
- Benjamin John Durham: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 990,000; sole dispositive power 0; shared dispositive power 990,000; aggregate amount beneficially owned 990,000 (8.44% of the class)

## Item 1. Issuer
Name of issuer: GalaxyEdge Acquisition Corp
Address of issuer's principal executive offices:
1185 AVENUE OF THE AMERICAS, SUITE 353, NEW YORK, NEW YORK
10036

## Item 2. Person Filing
Name of person filing:
Decagon Asset Management LLP

Benjamin John Durham
Address of principal business office or, if none, residence:
5 SWALLOW PLACE
LONDON, United Kingdom
W1B 2AF
Citizenship:
Decagon Asset Management LLP - UNITED KINGDOM

Benjamin John Durham - UNITED KINGDOM

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 990000
Percent of class: 8.44
Sole power to vote or to direct the vote:
Decagon Asset Management LLP - 0

Benjamin John Durham - 0
Shared power to vote or to direct the vote:
Decagon Asset Management LLP - 990,000

Benjamin John Durham - 990,000
Sole power to dispose or to direct the disposition:
Decagon Asset Management LLP - 0

Benjamin John Durham - 0
Shared power to dispose or to direct the disposition:
Decagon Asset Management LLP - 990,000

Benjamin John Durham - 990,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). Squarepoint Diversified Partners Fund Limited, a DAM Vehicle, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Class A Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Decagon Asset Management LLP: Olivia Cooper, COO (05/07/2026)
- Benjamin John Durham: Benjamin Durham, CIO (05/07/2026)